Steve Montoya
162 Twin Oaks Drive
Los Gatos, CA 95032

April 22, 2008

Via Regular Mail

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549
Attn: Maryse Mills-Apenteng, Esq.

Re: **Rackable Systems, Inc.**
     Preliminary Proxy Statement PREC14A
     Filed April 7, 2008
     File No. 0-51333

Ladies and Gentlemen:

This letter responds to the request made by the staff of the Securities and Exchange Commission in its letter dated April 14, 2008, relating to the above-captioned filing.

I acknowledge that:

- I am responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- I may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact me at: (408) 202-2852.

Thanking you in advance,

Steve Montoya